UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                               (Amendment No. 34)*


                           First Financial Fund, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    320228109
                                 (CUSIP Number)

                             Stephen C. Miller, Esq.
                              Krassa & Miller, LLC
                           1680 38th Street, Suite 800
                             Boulder, Colorado 80301
                                 (303) 444-5483
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 30, 2003

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Ernest Horejsi Trust No. 1B

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization               South Dakota

--------------------------------------------------------------------------------

Number of                 7.  Sole Voting Power         1,795,100
                            --------------------------------------------------
Shares Bene-
ficially                  8.  Shared Voting Power
                          ----------------------------------------------------
Owned by Each
Reporting                 9.  Sole Dispositive Power    1,795,100
                          ----------------------------------------------------
Person With
                          10. Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person     1,795,100

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)      7.60%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)              OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Lola Brown Trust No. 1B

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
-------------------------------------------------------------------------------
3. SEC Use Only

-------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization            South Dakota

--------------------------------------------------------------------------------

Number of                  7.  Sole Voting Power         2,568,200
                             ---------------------------------------------------
Shares Bene-
ficially                   8.  Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.  Sole Dispositive Power    2,568,200
                           -----------------------------------------------------
Person With
                           10. Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person    2,568,200

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)   10.87%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)           OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Mildred B. Horejsi Trust

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization          New York

--------------------------------------------------------------------------------

Number of                  7.  Sole Voting Power         1,922,400
                             ---------------------------------------------------
Shares Bene-
ficially                   8.  Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.  Sole Dispositive Power    1,922,400
                           -----------------------------------------------------
Person With
                           10. Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person    1,922,400

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)      8.14%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)             OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Stewart R. Horejsi Trust No. 2

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization               South Dakota

--------------------------------------------------------------------------------

Number of                  7.  Sole Voting Power         1,697,900
                             ---------------------------------------------------
Shares,Bene-
ficially                   8.  Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.  Sole Dispositive Power    1,697,900
                           -----------------------------------------------------
Person With
                           10. Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person     1,697,900

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)        7.19%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)                OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Susan L. Ciciora Trust

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization             South Dakota

--------------------------------------------------------------------------------

Number of                  7.  Sole Voting Power         1,359,800
                             ---------------------------------------------------
Shares Bene-
ficially                   8.  Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.  Sole Dispositive Power    1,359,800
                           -----------------------------------------------------
Person With
                           10. Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person    1,359,800

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)         5.76%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)                 OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   John S. Horejsi Trust

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization              South Dakota

--------------------------------------------------------------------------------

Number of                  7.  Sole Voting Power         100
                             ---------------------------------------------------
Shares Bene-
ficially                   8.  Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.  Sole Dispositive Power    100
                           -----------------------------------------------------
Person With
                           10. Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person         100

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)        0.0004%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)                OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Badlands Trust Company

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization                South Dakota

--------------------------------------------------------------------------------

Number of                  7.  Sole Voting Power         0
                             ---------------------------------------------------
Shares Bene-
ficially                   8.  Shared Voting Power       1,359,900
                           -----------------------------------------------------
Owned by Each
Reporting                  9.  Sole Dispositive Power    0
                           -----------------------------------------------------
Person With
                           10. Shared Dispositive Power  1,359,900
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person     1,359,900

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)        5.76%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)                OO

CUSIP No. 320228 10 9

--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Stewart R. Horejsi

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions) Not applicable

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization             United States

--------------------------------------------------------------------------------

Number of                  7.  Sole Voting Power           0
                             ---------------------------------------------------
Shares Bene-
ficially                   8.  Shared Voting Power         0
                           -----------------------------------------------------
Owned by Each
Reporting                  9.  Sole Dispositive Power      0
                           -----------------------------------------------------
Person With
                           10. Shared Dispositive Power    0
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person     0

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)      0%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)              IN

                  Amendment No. 34 to Statement on Schedule 13D

     This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Shares"), of First Financial Fund, Inc., a Maryland corporation (the "Company"). Items 4 and 7 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Trust"), the Lola Brown Trust No. 1B (the "Brown Trust"), the Mildred B. Horejsi Trust (the "Mildred Trust"), the Stewart R. Horejsi Trust No. 2 (the "Stewart Trust"), the John S. Horejsi Trust (the "John Trust"), and the Susan L. Ciciora Trust (the "Susan Trust") as the direct beneficial owner of Shares, and Badlands Trust Company ("Badlands") and Stewart R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.

Item 4.  Purpose of Transaction.

                  No change except for the addition of the following:

         As previously reported in this statement on Schedule 13 D, on March 25, 2003, Badlands Trust Company, as trustee of the Ernest Horejsi Trust No. 1B, filed a lawsuit in the United States District Court for the District of Maryland (the "District Court") seeking a declaratory judgment and ancillary relief and application of the Court's 1991 decision in Larkin v. Baltimore Bancorp. Badlands sought a declaration that would invalidate one of the Company's bylaws which purports to require an affirmative vote of eighty percent of all shares outstanding in order to amend certain other bylaws.

         On April 30, 2003, the District Court entered a Consent Judgment in favor of Badlands and found that the Company's eighty percent voting requirement contained in By-law XI.3 is unenforceable under the District Court's holding in Larkin v. Baltimore Bancorp. The District Court granted Badlands' motion for Summary Judgment and entered a final judgment in favor of Badlands against the Company. The District Court further adjudged and ordered that the Company's eighty percent voting requirement is invalid and shall not be enforced by the Company and that the standard of voting shall be as set forth in the Maryland General Corporation Law. The Consent Judgment is attached as Exhibit 25 and incorporated in this statement by reference.

Item 7.   Material to be Filed as Exhibits.

                  Exhibit 25. Consent Judgment dated April 30, 2003.

                                    Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2003


                              /s/ Stewart R. Horejsi
                              --------------------------------------------
                              Stewart R. Horejsi



                              /s/ Stephen C. Miller
                              --------------------------------------------
                              Stephen C. Miller, as Vice President of Badlands Trust Company, trustee of the Ernest Horejsi Trust No. 1B, the Lola Brown Trust No. 1B, the Mildred B. Horejsi Trust, the Stewart R. Horejsi Trust No. 2, the Susan L. Ciciora Trust, and the John S. Horejsi Trust.

EXHIBIT 25

                          UNITED STATES DISTRICT COURT
                          FOR THE DISTRICT OF MARYLAND
                                Northern Division



----------------------------------------------------------------------

BADLANDS TRUST COMPANY,
     A SOUTH DAKOTA CORPORATION,
     AS TRUSTEE FOR
     ERNEST HOREJSI TRUST NO. 1B

                                      Plaintiff,
                                                   Civil Action No. 1:03-CV-865
v.

FIRST FINANCIAL FUND, INC.
     A MARYLAND CORPORATION,

                                      Defendant.
----------------------------------------------------------------------

                                CONSENT JUDGMENT

     Plaintiff Badlands Trust Company ("Badlands") and Defendant First Financial Fund, Inc. ("First Financial"), parties in the above-entitled action, hereby enter into a consent judgment. It is this 30th day of April, 2003, ORDERED and ADJUDGED that:
        1. The Court has subject matter jurisdiction over this matter pursuant to 28 U.S.C.ss.1332.
        2. The Court has personal jurisdiction over the defendant.
        3. Badlands filed a declaratory judgment complaint on March 25, 2003 and moved for summary judgment on the complaint on April 14, 2003. The time in which First Financial was to respond to the complaint was extended to April 29, 2003.
        4. This action concerns the enforceability of an eighty percent voting requirement contained in First Financial By-law XI.3.
        5. The eighty percent voting requirement contained in By-law XI.3 is unenforceable under this Court's holding in Larkin v. Baltimore Bancorp, 769
F. Supp. 919, 924 (D. Md.), aff'd mem. 948 F.2d 1281 (4th Cir. 1991).
        6. Accordingly, First Financial does not oppose Badlands' summary judgment motion.
        7. The parties hereby stipulate that Badlands is entitled to the relief sought in the complaint and the summary judgment motion.
        8. It is therefore ORDERED that Plaintiff's motion for Summary Judgment is GRANTED and final judgment is entered in favor of Plaintiff Badlands Trust Company against Defendant First Financial Fund, Inc., and it is further
ADJUDGED AND ORDERED that the eighty percent voting requirement of Article XI,
Section 3 of Defendant's by-laws is invalid and shall not be enforced by Defendant and that the standard of voting under Article XI, Section 3 shall be that set forth in the Maryland General Corporation Law, ss. 2-506(a)(2):
"[a] majority of all the votes cast at a meeting at which a quorum is present...."
        9. This Order shall constitute the Final Judgment of the Court in this action pursuant to Rule 58, Fed. R. Civ. P., with each party to bear its own costs.

                                                  /s/ J. Frederick Motz
                                                  ---------------------
                                                  J. Frederick Motz
                                                  United States District Judge

AGREED AND CONSENTED TO:

/s/ James H. Hulme
---------------------------
James H. Hulme, Md. Fed. Bar. No. 00875
ARENT FOX KINTNER PLOTKIN & KAHN, PLLC
1050 Connecticut Avenue, N.W.
Washington, D.C.  20036-5339
Telephone: (202) 857-6144
Fax: (202) 857-6395



/s/ Jeffrey B. Maletta
-------------------------
Jeffrey B. Maletta, Md. Fed. Bar. No. 11852

KIRKPATRICK & LOCKHART LLP
1800 Massachusetts Avenue, N.W.
Suite 200
Washington, D.C.  20036-1221
Telephone: (202) 778-9000
Fax: (202) 778-9100
(signed by James H. Hulme with permission of Jeffrey B. Maletta)